UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 7, 2024

POWERFLEET, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39080	83-4366463
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

123 Tice Boulevard, Woodcliff Lake, New Jersey	07677
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (201) 996-9000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	PWFL	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On March 7, 2024, PowerFleet, Inc. (the “Company”), together with I.D. Systems, Inc. (“IDSY”) and Movingdots GmbH (“Movingdots” and, collectively with the Company and IDSY, the “Obligors”), each a wholly owned subsidiary of the Company, entered into a Facilities Agreement (the “Facilities Agreement”) with FirstRand Bank Limited (acting through its Rand Merchant Bank division) (“RMB”), pursuant to which RMB has agreed to provide the Company with two term loan facilities in an aggregate principal amount of $85 million, comprised of two facilities in the aggregate principal amount of $42.5 million and $42.5 million, respectively (the “Term A Facility” and “Term B Facility,” respectively, and, collectively, the “Term Facilities”). The Facilities Agreement was entered into in connection with the Company’s proposed business combination with MiX Telematics Limited (“MiX Telematics”), pursuant to the terms of the Implementation Agreement, dated as of October 10, 2023 (the “Implementation Agreement”), by and among the Company, Main Street 2000 Proprietary Limited, a wholly owned subsidiary of the Company (“MS2000”), and MiX Telematics, which was previously described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2023.

The proceeds of the Term Facilities may be used by the Company to redeem all the outstanding shares of the Company’s Series A convertible preferred stock and for general corporate purposes.

The Company’s obligations under the Term Facilities are guaranteed, on a joint and several basis, by the Company, IDSY and Movingdots. The Term Facilities are secured by a first priority security interest over the entire share capital of IDSY, Movingdots and MS2000. No other assets of the Company will serve as collateral under the Term Facilities.

The Term Facilities will mature on the last business day of the month that is three years following the closing date of the Facilities Agreement, with respect to the Term A Facility (the “Term A Maturity Date”), and the last business day of the month that is five years following the closing date, with respect to the Term B Facility (the “Term B Maturity Date”). Borrowings under the Term Facilities may be voluntarily prepaid at any time upon prior written notice, in whole or in part, subject to payment of a refinancing fee equal to (i) 2% of the amount prepaid if such prepayment occurs before the first anniversary of the Closing Date, or (ii) 1% of the amount prepaid if such prepayment occurs on or after the first anniversary of the Closing Date but before the second anniversary of the Closing Date. No refinancing fee is payable if prepayment occurs on or after the second anniversary of the Closing Date. If voluntary prepayments are made in part, they must be made in minimum amounts of $5 million in integral multiples of $1 million. In addition, the Facilities Agreement provides for certain customary mandatory prepayment requirements.

The Term A Facility and Term B Facility do not amortize and will be payable on the Term A Maturity Date and Term B Maturity Date, respectively.

Borrowings under the Term Facilities will bear interest at the applicable fixed rate per annum, which will be set forth in a rate fixing letter entered into between the Company and RMB in connection with each utilization of the Term Facilities.

The Company is required to pay a non-refundable deal structuring fee of $850,000 to RMB. The Company has also paid certain costs and expenses to RMB in connection with the Facilities Agreement.

The Facilities Agreement contains certain customary affirmative and negative covenants, including financial covenants with respect to the ratio of the Obligor’s consolidated total net borrowings to consolidated EBITDA and the ratio of Obligor’s consolidated EBITDA to consolidated total finance costs. The Facilities Agreement also includes representations, warranties, events of default and other provisions customary for financings of this type. The occurrence of any event of default under the Facilities Agreement may result in all outstanding indebtedness under the Term Facilities becoming immediately due and payable.

The foregoing description of the Facilities Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Facilities Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference herein.

Item 2.02. Results of Operations and Financial Condition.

On March 12, 2024, the Company issued a press release regarding financial results for the fiscal quarter and fiscal year ended December 31, 2023. A copy of the press release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this item is being furnished pursuant to Item 2.02 of Form 8-K. In accordance with General Instruction B.2. of Form 8-K, the information in this item, including Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), except as may be expressly set forth by specific reference in such a filing.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The description set forth in Item 1.01 of this Current Report on Form 8-K is hereby incorporated by reference in its entirety into this Item 2.03.

No Offer or Solicitation

This report shall not constitute an offer to buy or sell any securities, or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of federal securities laws. The Company’s, MiX Telematics’ and the combined business’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements may be identified by words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions. These forward-looking statements include, without limitation, the parties’ expectations with respect to their beliefs, plans, goals, objectives, expectations, anticipations, assumptions, estimates, intentions and future performance, as well as anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination and the timing of the completion of the proposed business combination. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors, which may cause their actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. Most of these factors are outside the parties’ control and are difficult to predict. The risks and uncertainties referred to above include, but are not limited to, risks related to: (i) the completion of the proposed business combination in the anticipated timeframe or at all; (ii) the satisfaction of the closing conditions to the proposed business combination including, but not limited to, the ability to obtain additional financing; (iii) the failure to obtain necessary regulatory approvals; (iv) the ability to realize the anticipated benefits of the proposed business combination; (v) the ability to successfully integrate the businesses; (vi) disruption from the proposed business combination making it more difficult to maintain business and operational relationships; (vii) the negative effects of the consummation of the proposed business combination on the market price of the combined company’s securities; (viii) significant transaction costs and unknown liabilities; (ix) litigation or regulatory actions related to the proposed business combination; and (x) such other factors as are set forth in the periodic reports filed by MiX Telematics and the Company with the SEC, including but not limited to those described under the heading “Risk Factors” in their annual reports on Form 10-K, quarterly reports on Form 10-Q and any other filings made with the SEC from time to time, which are available via the SEC’s website at http://www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove to be incorrect, actual results may vary materially from those indicated or anticipated by these forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

The forward-looking statements included in this report are made only as of the date of this report, and except as otherwise required by applicable securities law, neither MiX Telematics nor the Company assumes any obligation, nor do they intend to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Facilities Agreement, dated March 7, 2024, by and among PowerFleet, Inc., I.D. Systems, Inc., Movingdots GmbH and FirstRand Bank Limited (acting through its Rand Merchant Bank division).*
99.1	Press release, dated March 12, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* The schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POWERFLEET, INC.

	By:	/s/ David Wilson
	Name:	David Wilson
	Title:	Chief Financial Officer

Date: March 12, 2024